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                                                                  Exhibit (a)(8)

May 18, 1998


Mr. John E. Evans
Chairman of the Board
Allied Mutual Insurance Company
701 Fifth Avenue
Des Moines, Iowa  50391

Mr. Douglas L. Andersen
President and Chief Executive Officer
Allied Mutual Insurance Company
701 Fifth Avenue
Des Moines, Iowa  50391


Dear John and Doug:

I am writing to give you advance notice that today Nationwide will announce an offer to merge Allied Mutual Insurance Company with Nationwide Mutual Insurance Company.

We are concurrently offering a cash tender offer for all the outstanding shares of common stock of Allied Group, Inc. as outlined in more detail under separate cover.

In addition, Nationwide hereby offers to acquire all of the 6 3/4% Series Preferred Stock of Allied Group owned by Allied Mutual. The offer is for an aggregate $65 million, based on our evaluation of the fair market value of such stock. This offer is contingent upon the consummation of the merger of Allied Mutual with Nationwide Mutual. Nationwide proposes that immediately prior to the merger of Allied Mutual and


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Nationwide Mutual, Allied Mutual policyholders receive a cash dividend of the net proceeds of Nationwide's purchase of the preferred stock.

We are taking these steps because our efforts to effect a merger with Allied Group through negotiations with you and your Board have been consistently frustrated. We have spoken several times on this subject, starting in January, and I have repeatedly tried to persuade you of the great advantages of a combination of our two companies.

As you know, we are convinced that there is compelling business logic for this combination that will be beneficial to the shareholders, employees, management, agents and policyholders of both organizations. I deeply regret we have so far been unable to persuade you of this. Let me repeat the reasons:

- Melding the property/casualty operations of the two companies will provide the scale needed to compete in the increasingly competitive marketplace.

- Geographically, our present markets complement one another. Nationwide's property/casualty focus has been primarily east of the Mississippi while Allied's has been west of the Mississippi. Together, we will have formidable market coverage.

- Your expertise in distribution through independent agents would add a new dimension to ours, which now is largely through career agents. You would augment exponentially an initiative we announced in 1997.

- We greatly admire Allied's excellent operating record. We recognize the contributions of your management and employees and feel they would significantly enhance our operations. Nationwide pledges to maintain the aggregate employment of the current Allied operations and plans to add 400 more jobs in the Des Moines area over the next four years.


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-    Finally, Allied's regional office in Denver, Lincoln and Santa Rosa are also expected to play important roles in a combined Nationwide/Allied national organization.

In effecting the merger, our intention is to make the Allied distribution system a cornerstone of Nationwide's growth strategy for the independent agency channel, and to preserve and enhance the role that Allied has played in Des Moines, the state of Iowa and the four regions where you have focused. Allied's management and employees will be essential to making this happen. Because we have been operating in Des Moines since 1982 through our Farmland Insurance subsidiary, we have a long involvement in, and commitment to, your headquarters city. I can't emphasize strongly enough that Des Moines and your people, including management and employees, will continue to play a vital, expanding role in our future.

For your policyholders, this transaction means that they will enjoy the protection provided by Nationwide Mutual's $8.1 billion of policyholder surplus and, your mutual policyholders will hold full membership rights in Nationwide Mutual.

For your agents, there will be the opportunity to place business in a combined organization of unquestioned financial strength that ultimately would provide them access to the broad array of products and services available through Nationwide.

Accordingly, we urge the Board of Directors of Allied Mutual Insurance Company to meet its fiduciary obligations to policyholders by immediately beginning negotiations regarding the merger.


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I strongly believe this is a win/win opportunity for all concerned - Des Moines, employees, agents, policyholders and shareholders alike. We hope you will come to share this belief and will let our companies' enormous joint potential be realized.

Sincerely,

/s/ Dimon Richard McFerson

Dimon Richard McFerson
Chairman and Chief Executive Officer

cc:      Board of Directors, Allied Mutual Insurance Company
         Commissioner, Iowa Insurance Division
         Director, Ohio Insurance Department



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